SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Central GoldTrust
(Name of Issuer)

Units
(Title of Class of Securities)

153546106
(CUSIP Number)

Polar Securities Inc. Attention: Greg Lemaich 401 Bay Street, Suite 1900 P.O. Box 19 Toronto, ON M5H 2Y4, Canada (416) 369-8087
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153546106	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Polar Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 978,274 Units
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 978,274 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 978,274 Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.07%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 153546106	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON North Pole Capital Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 978,274 Units
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 978,274 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 978,274 Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.07%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 153546106	SCHEDULE 13D	Page 4 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the units (the "Units"), of Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada (the "Issuer"). The Issuer's principal executive offices are located at 55 Broadleaf Crescent, Ancaster, Ontario L9G 3P2, Canada.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is filed by:

(i) North Pole Capital Master Fund ("North Pole"), a Cayman Islands exempted company, with respect to the Units reported in this Schedule 13D directly held by it; and

(ii) Polar Securities Inc. ("Polar Securities"), a company incorporated under the laws of Ontario, Canada, serving as investment advisor to North Pole with respect to the Units reported in this Schedule 13D directly held by North Pole.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b)	The address of the business office of each of the Reporting Persons is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada..

(c)	The principal business of each of the Reporting Persons is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	North Pole is a Cayman Islands exempted company and Polar Securities is a company incorporated under the laws of Ontario, Canada.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 153546106	SCHEDULE 13D	Page 5 of 10 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Units were derived from the subscription proceeds from investors in North Pole and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Units reported herein. A total of $41,494,917.83 was paid to acquire the Units.

Item 4.	PURPOSE OF TRANSACTION

North Pole has held Units continuously since 2013 and Polar Securities, as investment advisor to North Pole, has taken the steps described herein to address the persistent trading discount of Units to their net asset values ("NAV"). From January 1, 2014 through January 31, 2015, Units traded at an average discount of 5.7% to their NAV. Polar Securities believes the lack of an effective unit redemption feature for Units is the overwhelming cause of the discounts of the trading prices of the Units to their NAV.

On January 20, 2015, Polar Securities approached the board of trustees (the "Board") of the Issuer with a proposal that the Issuer amend its unit redemption features to be consistent with the redemption features of physical gold products administered by the Royal Canadian Mint and Sprott Asset Management LP. Polar Securities engaged in discussions with the Board from January 20, 2015 through February 3, 2015 and presented its proposals and supporting analysis to the Board. Discussions between Polar Securities and the Board did not result in an agreement between the parties.

On February 3, 2015, Polar Securities, as investment advisor to North Pole, submitted a unitholder proposal (the "Proposal") to the Board requesting that unitholders of the Issuer consider and vote on a special resolution to amend the redemption features of the Units to include:

(i)   monthly unit redemptions for physical gold bullion held by the issuer in an amount equal to 100% of the stated NAV of the units redeemed, less reasonable, industry-standard expenses and subject to an industry-standard minimum redemption amount; and

(ii)   monthly unit redemptions for cash at the option of the unitholder for the lesser of 95% of the reported month-end NAV per trust unit and the VWAP per unit for the last five trading days of the month of redemption.

The foregoing summary of the Proposal is qualified in its entirely by reference to the full text of the Proposal, a copy of which is attached as Exhibit 1 to this Schedule 13D.

As of the date hereof, Polar Securities intends to seek to reconstitute the Board at the annual and special meeting of unitholders of the Issuer currently scheduled to be held on May 1, 2015.

Further information can be found in press releases issued by Polar Securities on February 9, 2015 and February 18, 2015 and the information circular of Polar Securities that will be released prior to unitholder meeting. A copy of each press release is attached as Exhibit 2 and 3 respectively, to this Schedule 13D.

Polar Securities is considering and evaluating various means to enhance shareholder value. Polar Securities may seek to engage the Issuer, its advisors and unitholders of the Issuer in dialogue and actions related to unitholder rights and other matters.

CUSIP No. 153546106	SCHEDULE 13D	Page 6 of 10 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Depending on the price levels of the Units and various other factors described below, the Reporting Persons may sell some or all of their Units. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Units, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Units or selling some or all of their Units.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Units and the percentage of the Units beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 19,299,000 Units outstanding as of December 31, 2014 as reported in the Issuer's Annual Report on Form 40-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on February 11, 2015.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Units within the past sixty days by North Pole, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. Polar Securities did not enter into any transactions in the Units within the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Units, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Proposal submitted to the Board on February 3, 2015.
Exhibit 2: Press Release, dated February 9, 2015.
Exhibit 3: Press Release, dated February 18, 2015.
Exhibit 4: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 153546106	SCHEDULE 13D	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 3, 2015

POLAR SECURITIES INC.

/s/ Greg Lemaich
Name:	Greg Lemaich
Title:	General Counsel

NORTH POLE CAPITAL MASTER FUND
By: Polar Securities Inc., its investment manager

/s/ Greg Lemaich
Name:	Greg Lemaich
Title:	General Counsel

CUSIP No. 153546106	SCHEDULE 13D	Page 8 of 10 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Units or is party to any contract or agreement as would require disclosure in this Schedule 13D.

NORTH POLE CAPITAL MASTER FUND

Gary Linford serves as a director of North Pole. His business address is Grand Pavilion Commercial Centre, 1st Floor, 802 West Bay Road , Grand Cayman, Cayman Islands. His principal occupation is founder of Highwater Limited pursuant to which he provides company management and directorship services. Mr. Linford is a citizen of the South-Africa.

Richard Vaughan serves as a director of North Pole. His business address is 58 Peterborough Road London, United Kingdom SW6 3Eb. His principal occupation is serving as a chartered accountant. Mr. Vaughan is a citizen of the United Kingdom.

Gregory Bennett serves as a director of North Pole. His business address is Artemis House 67 Fort Street Box 723 Grand Cayman, Cayman Islands, KY1-9006. His principal occupation is co-founder of Danesmead Partners. Mr. Bennett is a citizen of Canada.

POLAR SECURITIES INC.

J. Paul Sabourin serves as a director and Chief Investment Officer of Polar Securities. His business address is Suite 1900, 401 Bay Street Toronto, ON M5H 2Y4. His principal occupation is serving as Chief Investment Officer of Polar Securities. Mr. J. Paul Sabourin is a citizen of Canada.

Tom Sabourin serves as a director and Chief Executive Officer of Polar Securities. His business address is Suite 1900, 401 Bay Street Toronto, ON M5H 2Y4. His principal occupation is serving as Chief Executive Officer of Polar Securities. Mr. Tom Sabourin is a citizen of Canada.

Herman Gill serves as a director and Chief Financial Officer of Polar Securities. His business address is Suite 1900, 401 Bay Street Toronto, ON M5H 2Y4. His principal occupation is serving as Chief Financial Officer of Polar Securities. Mr. Gill is a citizen of Canada.

Robyn Schultz serves as Chief Compliance Officer of Polar Securities. Her business address is Suite 1900, 401 Bay Street Toronto, ON M5H 2Y4. Her principal occupation is serving as Chief Compliance Officer of Polar Securities. Ms. Schultz is a citizen of Canada.

CUSIP No. 153546106	SCHEDULE 13D	Page 9 of 10 Pages

Abdalla Ruken serves as Chief Risk Officer of Polar Securities. His business address is Suite 1900, 401 Bay Street Toronto, ON M5H 2Y4. His principal occupation is serving as Chief Risk Officer of Polar Securities. Mr. Ruken is a citizen of Canada and Libya.

CUSIP No. 153546106	SCHEDULE 13D	Page 10 of 10 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Units which were effectuated by a Reporting Person during the past sixty days. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Unit ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These Units were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Units sold at each separate price.

NORTH POLE CAPITAL MASTER FUND

Date of Transaction	Units Purchased (Sold)	Price Per Unit ($)*	Price Range ($)*

1/6/2015	4,700	41.60	41.60 - 41.61
1/7/2015	4,675	41.49	41.46 - 41.50
1/9/2015	12,147	41.89	41.86 - 41.95
1/12/2015	7,436	42.25	42.18 - 42.39
1/14/2015	16,980	42.41	42.25 - 42.79
1/15/2015	16,777	43.39	43.39 - 43.51
2/4/2015	25,087	44.19	44.03 - 44.42
2/5/2015	16,100	44.26	44.14 - 44.41
2/6/2015	11,200	43.04	42.91 - 43.31
2/9/2015	18,456	43.46	43.22 - 43.55
2/12/2015	1,000	42.61	42.61 - 42.63
2/13/2015	20,300	42.78	42.70 - 43.01
2/18/2015	51,890	42.25	42.01 - 42.37
2/19/2015	4,667	42.23	42.16 - 42.35
2/20/2015	8,998	41.86	41.70 - 42.05
2/24/2015	14,820	41.54	41.48 - 41.69
2/25/2015	2,200	41.51	41.42 - 41.52
2/26/2015	1,099	41.79	41.69 - 41.87
3/2/2015	2,800	41.62	41.60 - 41.65

* Excluding commissions.